

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

December 23, 2015

Via E-Mail

Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower
The Landmark, 15 Queen's Road Central
Hong Kong

> Re: **Schedule 13E-3**
> **Filed November 30, 2015 by Youku Tudou Inc., Alibaba Investment Limited, Ali YK Investment Holding Limited, Ali YK Subsidiary Holding Limited, and YF Venus Ltd.**
> **File No. 005-85821**

Dear Ms. Gao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Cover Letter

1. Your definition of Unaffiliated Security Holders includes within it affiliates: *for example*, all of your officers and directors and every filing person. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

2. Revise the cover letter to highlight that unless a large number of holders other than Parent and the Supporting Parties vote at the special meeting, the proposals are likely to be adopted.

Summary Term Sheet, page 1

3.   Revise this section and the Questions and Answers (page 18) to significantly reduce their length and duplication. See Item 1001 of Regulation M-A.

Background of the Transaction, page 31

4.   Refer to the first paragraph on page 35 which describes the authority granted to the Special Committee. Clarify here whether the committee had the authority to reject the transaction and terminate negotiations with Alibaba.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 41

5.   Your disclosure in the eighth bullet point on page 42 refers to "extensive negotiations with Alibaba." It is unclear how the negotiations described in the Background section, especially over the transaction price, can be described as extensive given that there appear to have been very few discussions of price.

6.   Please address how any filing person relying on the J.P. Morgan opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than holders of Excluded Shares rather than all security holders unaffiliated with the company. Apply this comment also to the disclosure in the fourth bullet point on page 47.

7.   Please revise the first bullet point on page 43 to include a cross-reference to the company's financial projections.

8.   Revise the last paragraph on page 45 to explain why you believe that the company's liquidation value is less than its going concern value.

Certain Financial Projections, page 49

9.   Please disclose the full set of financial projections made available to J.P. Morgan instead of a summary as you indicate on page 50.

10.   We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Opinions of the Special Committee's Financial Advisor, page 51

11.   Please revise this section to disclose the data underlying the results described in the Public Trading Multiples analysis and to **show how** that information resulted in the multiples disclosed.

12.   Explain why the "Other Analyses" described on page 55 were presented "merely for informational purposes." In an appropriate location of the proxy statement, explain what actions the special committee and board of directors took upon learning that more J.P. Morgan analyses were presented for informational purposes than to support the advisor's opinion which the committee and board adopted in making their fairness determination.

13.   Please revise to disclose the "precedent privatization" transactions in China referenced in the fourth paragraph under the caption "Other Analyses…"

14.   Revise the last paragraph of this section on page 56 to name the "certain members of the Buyer Group" for whose affiliates J.P. Morgan performed services.

Purpose of and Reasons for the Merger, page 56

15.   Revise this section and the disclosure providing the reasons for entering into the transaction for each filing person to explain why each filing person has engaged in the going private transaction *at this time*. See Item 1013(c) of Regulation M-A.

Interests of Certain Persons in the Merger, page 63

16.   Disclose the proceeds to be received by each director and officer for their ordinary shares, options and restricted units. Please avoid including asterisks instead of quantified disclosure.

17.   Please reconcile the amount to be received by directors and officers for their securities of $1,255.2 million on page 64 with the amount, apparently for the same securities, disclosed on page 66 of $1,233.9 million.

Other Related Transactions, page 72

18.   We note your reference to disclosure of the company's related party transactions appearing in your annual report. To the extent that disclosure is responsive to your disclosure requirements under Schedule 13E-3, revise the proxy statement to include that disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions